UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                    OPTI INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   683960-108
                                 (CUSIP Number)

                               ROY M. KORINS, ESQ.
                        ESANU KATSKY KORINS & SIGER, LLP
                                605 THIRD AVENUE
                            NEW YORK, NEW YORK 10158
                                 (212) 953-6000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JULY 27, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 11 pages

                                                               Page 2 of 9 Pages
CUSIP No. 683960-108                  SCHEDULE 13D

===============================================================================
 1     NAME OF REPORTING PERSON
       and  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

       Schaenen Capital Management, LLC

-------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  |_|
                                                                       (b)  |X|
-------------------------------------------------------------------------------
 3     SEC USE ONLY
-------------------------------------------------------------------------------
 4     SOURCE OF FUNDS

       OO
-------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

-------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
   NUMBER OF
    SHARES               -0-                                                 0%
 BENEFICIALLY      ------------------------------------------------------------
   OWNED BY         8    SHARED VOTING POWER
     EACH
   REPORTING             517,930                                           4.7%
    PERSON         ------------------------------------------------------------
     WITH           9    SOLE DISPOSITIVE POWER

                         -0-                                                 0%
                   ------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         517,930                                           4.7%
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   517,930
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN SHARES
                                                                            | |

-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           4.7%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
                                             IA
===============================================================================

                                                               Page 3 of 9 Pages

CUSIP No. 683960-108                  SCHEDULE 13D

===============================================================================
 1     NAME OF REPORTING PERSON
       and  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

       Emanon Partners, L.P.

-------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  | |
                                                                       (b)  |X|
-------------------------------------------------------------------------------
 3     SEC USE ONLY
-------------------------------------------------------------------------------
 4     SOURCE OF FUNDS

       WC
-------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

-------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
   NUMBER OF
    SHARES               -0-                                                 0%
 BENEFICIALLY      ------------------------------------------------------------
   OWNED BY         8    SHARED VOTING POWER
     EACH
   REPORTING             404,420                                           3.7%
    PERSON         ------------------------------------------------------------
     WITH           9    SOLE DISPOSITIVE POWER

                         -0-                                                 0%
                   ------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         404,420                                           3.7%
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   404,420
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN SHARES
                                                                           | |

-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                          3.7%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
                                             PN
===============================================================================

                                                               Page 4 of 9 Pages

CUSIP No. 683960-108                  SCHEDULE 13D

===============================================================================
 1     NAME OF REPORTING PERSON
       and  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

       Michael Schaenen

-------------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  |_|
                                                                       (b)  |X|
-------------------------------------------------------------------------------
 3     SEC USE ONLY
-------------------------------------------------------------------------------
 4     SOURCE OF FUNDS

       OO
-------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) | |

-------------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
   NUMBER OF
    SHARES               -0-                                                 0%
 BENEFICIALLY      ------------------------------------------------------------
   OWNED BY         8    SHARED VOTING POWER
     EACH
   REPORTING             517,930                                           4.7%
    PERSON         ------------------------------------------------------------
     WITH           9    SOLE DISPOSITIVE POWER

                         -0-                                                 0%
                   ------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         517,930                                           4.7%
-------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   517,930
-------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES CERTAIN SHARES
                                                                           | |

-------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                          4.7%
-------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
                                             IN
===============================================================================

                                                               Page 5 of 9 Pages

ITEM 1.      SECURITY AND ISSUER.

         This statement, dated July 27, 1999, constitutes Amendment No. 3 (this "Amendment") to the Schedule 13D, dated November 12, 1997, regarding the reporting persons ownership of certain securities of Opti, Inc. (the "Company").

         The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings defined in the Schedule.

         This Amendment is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.

ITEM 2.      IDENTITY AND BACKGROUND.

         Mr. Christopher Fox was a reporting person under the Schedule. On April 28, 1999, Mr. Fox's membership interest in Naima Associates, LLC, a New York limited liability company, and Schaenen Capital Management, LLC, a New York limited liability company formerly known as Schaenen Fox Capital Management, LLC ("SCM"), were each retired and redeemed by Naima, and Mr. Fox withdrew as a member of Naima and SCM. Accordingly, Mr. Fox is no longer a reporting person for the Schedule. In connection with the termination of Mr. Fox's interest in SCM, the name of SCM was changed from Schaenen Fox Capital Management, LLC to Schaenen Capital Management, LLC.

         At all times during the period from April 28, 1999 through August 5, 1999, when SCM ceased to be a 5% holder of the Company's common stock, Mr. Michael Schaenen was the sole member of SCM and Naima. Subsequent to August 5, 1999, another individual became a member of Naima and SCM, effective April 28, 1999. Such individual is not considered a reporting person under this Schedule.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

         (a) The following list sets forth the aggregate number and percentage (based on 10,937,349 shares of common stock outstanding as reported in the Company's Form 10-Q for the quarter ended June 30, 1999) of outstanding shares of common stock owned beneficially by each reporting person as of August 5, 1999:


                                          Shares of         Percentage of Shares
                                        Common Stock           of Common Stock
Name                                 Beneficially Owned      Beneficially Owned
----                                 ------------------      ------------------
Schaenen Capital Management, LLC          517,930(1)                 4.7%
Emanon Partners, L.P.                     404,420                    3.7%
Michael Schaenen                          517,930(2)                 4.7%

----------------------

1 Consists of shares of common stock held in accounts which SCM manages as an investment adviser, of which 404,420 shares are held in the account of Emanon Partners,

                                                              Page 6 of 9 Pages

         L.P. and 113,510 shares are held in other accounts managed by SCM. SCM disclaims beneficial ownership of these securities except to the extent of its equity interest therein.

2 Represents 404,420 shares of common stock owned by Emanon Partners, L.P. and 113,510 shares of common stock held in other accounts managed by SCM. Mr. Schaenen person disclaims beneficial ownership of these securities except to the extent of his equity interest therein.

         (b) By virtue of being an investment adviser to various managed accounts (including the account of Emanon), SCM may be deemed to have shared power to vote and to dispose of 517,930 shares of common stock, representing approximately 4.7% of the outstanding common stock.

         By virtue of being a member of Naima and a member of SCM, Michael Schaenen may be deemed to have shared power to vote and to dispose of 517,930 shares of common stock, representing approximately 4.7% of the outstanding common stock.

         (c) On May 3, 1999, Emanon Partners, L.P. and SCM ceased to be 5% holders of the Company's common stock on May 3, 1999 and August 5, 1999, respectively. Transactions by any of the filing parties subsequent to August 5, 1999 are not reported on this Schedule.

         (d) The following is a description of all transactions in the shares of common stock owned by the persons identified in Item 2 of the Schedule (as amended) effected from July 27, 1999 through August 5, 1999. None of the reporting persons purchased or sold any shares of the Company's common stock during the sixty days prior to July 27, 1999.

                                  Sale or            Number of Shares
Name of Shareholder            Purchase Date         Purchase or Sole         Price Per Share
-------------------            -------------         ----------------         ---------------
Schaenen Capital
Management, LLC(1)               07/27/99                 (15,100)                $6.46
                                 07/29/99                    (900)                $7.00
                                 08/02/99                  (1,000)                $7.00
                                 08/05/99                  (7,950)                $6.81
                                 08/05/99                  (1,400)                $6.87

Emanon Partners, L.P.            07/27/99                 (33,300)                $6.50
                                 07/27/99                 (33,300)                $6.4375
                                 07/29/99                  (8,200)                $7.00
                                 08/02/99                  (2,000)                $7.00
                                 08/04/99                  (1,000)                $6.75
                                 08/04/99                  (2,700)                $6.875
                                 08/04/99                  (2,000)                $6.8125
                                 08/05/99                 (28,550)                $6.8125
                                 08/05/99                  (2,600)                $6.875
-----------------
1 Sales on behalf of managed accounts other than Emanon Partners, L.P.

                                                              Page 7 of 9 Pages

ITEM 7.               MATERIAL TO BE FILED AS EXHIBITS.

         (a) Exhibit 1 - Joint Filing Agreement.

                                                              Page 8 of 9 Pages


         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this
Schedule is true, complete and correct.

Dated: September 8, 1999

                                        SCHAENEN CAPITAL MANAGEMENT, LLC


                                        By:/s/ Michael Schaenen
                                           ----------------------------
                                           Michael Schaenen, a Member


                                        EMANON PARTNERS, L.P.
                                        By: Naima Associates, LLC,
                                            its General Partner


                                        By: /s/ Michael Schaenen
                                            ---------------------------
                                            Michael Schaenen, a Member


                                         /s/ Michael Schaenen
                                        ---------------------------
                                        Michael Schaenen